Exhibit (14)(b)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated March 13, 2009, with respect to the consolidated financial statements (which report expressed an unqualified opinion and contained explanatory paragraphs relating to substantial doubt about the Company's ability to continue as a going concern and the adoption of Statement of Financial Accounting Standards No. 157 — Fair Value Measurements), schedule, and internal control over financial reporting of Patriot Capital Funding, Inc. and our report dated September 4, 2009 on the senior securities table of Patriot Capital Funding, Inc., contained in the Registration Statement. We consent to the use of the aforementioned reports in the Registration Statement, and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP
New York, New York
September 4, 2009